Exhibit 99.1

STEALTHGAS INC. ANNOUNCES FILING OF REGISTRATION STATEMENT

RELATING TO PROPOSED SPIN-OFF OF TANKER VESSELS

Athens, Greece, November 5, 2021 – StealthGas Inc. (NYSE: GASS) (the “Company”), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, today announced that, through a wholly-owned subsidiary, it has filed a registration statement on Form F-1 pursuant to the Securities Act of 1933 to effect a spin-off of its three product tankers and its aframax tanker. Imperial Petroleum Inc., the newly formed subsidiary that will act as the holding company for the four tanker vessels, has applied to have its common shares and 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”) listed on the Nasdaq Capital Market.

In connection with the spin-off transaction, the Company will contribute the four vessel-owning subsidiaries to Imperial Petroleum Inc., and will distribute all of the common shares and Series A Preferred Shares of Imperial Petroleum Inc. to the Company’s shareholders. The transaction is expected to be completed in or around the beginning of December 2021, and remains subject to the registration statement on Form F-1 being declared effective by the Securities and Exchange Commission, the approval of the listing of Imperial Petroleum Inc.’s common shares and Series A Preferred Shares on the Nasdaq Capital Market, the refinancing of the debt collateralized by the tankers being contributed by the Company pursuant to a new senior secured term loan for which Imperial Petroleum Inc. has entered into a commitment letter, and final approval by the Company’s board of directors. There can be no assurance that the transaction will occur or, if one does occur, of its terms or timing.

The StealthGas board of directors believes that the creation of two businesses in distinct sectors of the shipping industry – LPG carriers and tankers – will provide significant benefits to both companies and their shareholders. The transaction is expected to enable both StealthGas and Imperial Petroleum to increase its business focus, alleviate market confusion and attract new investors, and, with this separation of sectors, give shareholders the flexibility to adjust their holdings according to the sectors in which they want to invest.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to consummation of the spin-off transaction. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to acquire be accepted prior to the time the registration statement becomes effect. When available, a prospectus may be obtained from Imperial Petroleum.

ABOUT STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 49 vessels. The fleet is comprised of 45 LPG carriers, including seven Joint Venture vessels on the water and one Joint Venture 40,000 cbm newbuilding Medium Gas Carrier on order to be delivered mid- 2023. These LPG vessels have a total capacity of 437,973 cubic meters (cbm). The Company also owns three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the expected benefits and costs of the intended spin-off transaction, the expected timing of the completion of the spin-off transaction and the transaction terms, the risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com